Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November, 2013	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A.: Rossana Berardinelli Appointed as Chief Finance, Legal & IT Officer

BERARDINELLI’S APPOINTMENT IS PART OF THE RENEWAL OF THE MANAGEMENT TEAM REPORTING TO MR PASQUALE NATUZZI, CEO AND PRESIDENT OF THE GROUP

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 18, 2013--Natuzzi S.p.A. (NYSE:NTZ) today announced that Rossana Berardinelli has been appointed as Chief Finance, Legal & IT Officer of the Natuzzi Group.

“In a competitive and global marketplace, the Finance, Legal and IT team should help the company in making decisions that maximize profit and generate incremental cash flow. I believe that the Finance, Legal & IT team can support the selling, marketing and manufacturing teams in achieving their objectives, and in developing the business at a worldwide level” said Berardinelli. “I am very excited for this professional opportunity and I know I can count on the strong skills of all team members to help the Natuzzi Group carry on with its usual strength in its role as the ambassador of ‘made-in-Italy’ in the world”.

Before joining the Natuzzi Group, Berardinelli was Senior Finance Director for Terex Port Equipment, a division of Terex Corporation, a manufacturer of industrial equipment. Rossana professional career has evolved in finance with multinational companies, leaders in consumer goods, semi-durable goods and service industries. She holds a degree in Economics, and an MBA from INSEAD. She was also Finance Director at PSA Sinport and at Whirlpool Europe. Prior to these roles, she served in positions of increasing responsibilities at Pillsbury International in the USA and in Brazil, and at Best Foods Europe in different European countries.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 468.8 million in 2012, Natuzzi is Italy’s largest furniture manufacturer. The Natuzzi Group exports its innovative high-quality sofas and armchairs in five continents under separate brand names, Natuzzi Italia, Natuzzi Editions (only for the North American market)/Leather Editions and Softaly. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company’s market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo; tel. +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office); tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	November 18, 2013	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi